UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                       ATLAS AIR WORLDWIDE HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    049164205
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2006
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      049164205
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:            *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:          *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:       *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:     *
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,003,284*

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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     5.0%*
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  14)  Type of Reporting Person (See Instructions):     IA, IN
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* Cerberus Partners, L.P., a Delaware limited partnership  ("Cerberus"),  is the holder of 151,160 shares of the common stock, par value $0.01 per share (the "Shares"), of Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 488,028 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 112,170 Shares, Cerberus Series Three Holdings, LLC, a Delaware limited liability company ("Cerberus Series Three"), is the holder of 201,178 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America One"), is the holder of 18,669 Shares, and Cerberus America Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus America Two"), is the holder of 31,629 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of November 2, 2006, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,003,284 Shares, or 5.0% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 14, 2006, there were 20,049,108 Shares issued and outstanding as of June 30, 2006. As of November 2, 2006, Cerberus was the holder of 151,160 Shares, International was the holder of 488,028 Shares, Cerberus Series Two was the holder of 112,170 Shares, Cerberus Series Three was the holder of 201,178 Shares, Cerberus America One was the holder of 18,669 Shares and Cerberus America Two was the holder of 31,629 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of November 2, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 1,003,284 Shares, or 5.0% of the Shares deemed issued and outstanding as of that date.

          The following tables detail the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) since the filing of the Schedule 13D Amendment No. 6 by Mr. Feinberg as of October 17, 2006:

                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

   October 18, 2006                   4,828                         $48.0000
   October 19, 2006                   1,511                         $48.2348
   October 23, 2006                     162                         $47.0125
   October 25, 2006                     453                         $47.0000
   October 27, 2006                   5,516                         $46.0429
   October 31, 2006                   4,020                         $46.0168
   November 2, 2006                  15,569                         $43.1235



                                II. International
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

   October 18, 2006                  15,544                         $48.0000
   October 19, 2006                   4,866                         $48.2348
   October 23, 2006                     520                         $47.0125
   October 25, 2006                   1,460                         $47.0000
   October 27, 2006                  17,759                         $46.0429
   October 31, 2006                  12,942                         $46.0168
   November 2, 2006                  50,126                         $43.1235



                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

   October 18, 2006                   3,567                         $48.0000
   October 19, 2006                   1,117                         $48.2348
   October 23, 2006                     119                         $47.0125
   October 25, 2006                     335                         $47.0000
   October 27, 2006                   4,076                         $46.0429
   October 31, 2006                   2,970                         $46.0168
   November 2, 2006                  11,504                         $43.1235

                            IV. Cerberus Series Three
                            --------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

   October 18, 2006                   6,406                         $48.0000
   October 19, 2006                   2,005                         $48.2348
   October 23, 2006                     214                         $47.0125
   October 25, 2006                     602                         $47.0000
   October 27, 2006                   7,319                         $46.0429
   October 31, 2006                   5,334                         $46.0168
   November 2, 2006                  20,658                         $43.1235



                             V. Cerberus America One
                             -----------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

   October 18, 2006                     594                         $48.0000
   October 19, 2006                     186                         $48.2348
   October 23, 2006                      20                         $47.0125
   October 25, 2006                      56                         $47.0000
   October 27, 2006                     679                         $46.0429
   October 31, 2006                     495                         $46.0168
   November 2, 2006                   1,916                         $43.1235



                            VI. Cerberus America Two
                            ------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

   October 18, 2006                   1,008                         $48.0000
   October 19, 2006                     315                         $48.2348
   October 23, 2006                      34                         $47.0125
   October 25, 2006                      94                         $47.0000
   October 27, 2006                   1,151                         $46.0429
   October 31, 2006                     839                         $46.0168
   November 2, 2006                   3,250                         $43.1235

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        November 3, 2006


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates,  L.L.C., the general partner
                                        of Cerberus Partners, L.P., and Cerberus
                                        International, Ltd., Cerberus Series Two
                                        Holdings,   LLC,  Cerberus Series  Three
                                        Holdings,  LLC,  Cerberus America Series
                                        One Holdings,  LLC and Cerberus  America
                                        Series Two Holdings, LLC



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).